UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________________
FORM 11-K
 ______________________________

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File Number 001-35385

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Sterling National Bank 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sterling Bancorp
400 Rella Boulevard
Montebello, New York 10901

Report of Independent Registered Public Accounting Firm

To the Retirement Committee of
Sterling National Bank 401(k) and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Sterling National Bank 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2015 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Part IV - Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2015 and Schedule H, Part IV - Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Sterling National Bank 401(k) & Profit Sharing Plan financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Buchbinder Tunick & Company LLP

Buchbinder Tunick & Company LLP

New York, New York

June 27, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sterling Bancorp
Montebello, New York

We have audited the accompanying statement of net assets available for plan benefits of the Sterling National Bank 401(k) and Profit Sharing Plan (f/k/a the Provident Bank 401(k) and Profit Sharing Plan) as of December 31, 2014, and related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014, and the changes in net assets available for plan benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

New York, New York
June 25, 2015

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS
Investments (at fair value)	$82,690,718	$42,420,062
Receivables:
Notes receivable from participants	1,313,699	706,186
Employer’s contribution	56,039	—
Participant’s contribution	160,570	—
Total receivables	1,530,308	706,186
TOTAL ASSETS	84,221,026	43,126,248
LIABILITIES
Accrued expenses	23,000	21,000
TOTAL LIABILITIES	23,000	21,000

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$84,198,026	$43,105,248

See accompanying notes to financial statements

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
ADDITIONS
Investment income:
Net appreciation in fair value of investments	$328,330	$2,453,181
Dividends	991,599	576,948
Interest	229,943	133,053
Total investment income	1,549,872	3,163,182
Contributions:
Employer	1,712,764	941,292
Participants	5,561,384	2,772,706
Participants’ rollovers	10,215,594	264,507
Total contributions	17,489,742	3,978,505
TOTAL ADDITIONS	19,039,614	7,141,687
DEDUCTIONS
Benefits paid to participants	13,921,262	7,066,579
Administration expenses	85,320	41,792
TOTAL DEDUCTIONS	14,006,582	7,108,371
NET INCREASE BEFORE TRANSFERS	5,033,032	33,316
Transfer in of plan assets	36,059,746	24,504
NET INCREASE	41,092,778	57,820
NET ASSETS AVAILABLE FOR PLAN BENEFITS
Beginning of year	43,105,248	43,047,428
END OF YEAR	$84,198,026	$43,105,248

See accompanying notes to financial statements

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

1.	DESCRIPTION OF THE PLAN
The following description of the Sterling National Bank 401(k) and Profit Sharing Plan (the “Plan”) has been obtained from the Plan document and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
On October 31, 2013 Provident New York Bancorp completed the acquisition of Legacy Sterling Bancorp. In connection with the merger, among other corporate actions Provident New York Bancorp changed its legal entity name to Sterling Bancorp. The party-in-interest transactions that prior to October 31, 2013 were comprised of investments in and dividends received from Provident New York Bancorp common stock are now referred to as Sterling Bancorp transactions. Sterling Bancorp is the parent of Provident Bank which is now known as Sterling National Bank.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Plan is administered by a committee and such committee acts as the Plan’s administrator. Sterling Bancorp is a bank holding company and its common stock is listed on the New York Stock Exchange. Sterling National Bank (the “Bank”) is a wholly owned subsidiary of Sterling Bancorp.
In 2014, the Plan filed an application with the IRS to change the legal name of the Plan to Sterling National Bank 401(k) and Profit Sharing Plan and to notify of the intent to merge the Legacy Sterling Bancorp/Sterling National Bank 401(k) plan into the Plan. The Plan name change and merger occurred on January 1, 2015.
On January 1, 2015, the legacy Sterling Bancorp/Sterling National Bank 401(k) plan merged with and into the Plan and the Plan received $36,059,746 of assets. The merged plan filed for an IRS determination letter on March 6, 2015. Significant changes to the Plan included the following:

•	Eliminated the requirement that participants be scheduled for a minimum 1,000 hours annually.

•	Revised automatic enrollment to 3% as soon as administratively feasible after 60 days of employment.

•	Added Roth and Roth Catch-up as deferral options.
As of December 31, 2015, the Plan is a defined contribution plan which covers all eligible employees of Sterling National Bank, formerly known as Provident Bank. Sterling National Bank (the “Employer”) established the Plan on August 1, 1991. The Plan was amended and restated in its entirety, effective January 1, 2015, to comply with all required regulatory changes.  The Employer received a favorable determination letter specific to the Plan dated March 6, 2016.
All employees participate in the Plan as an active participant on the day on which they become an eligible employee. Employees are automatically enrolled to defer 3% of their pay as of the date they become a participant in the Plan, unless they choose a different percentage or they choose not to defer.

For each Plan year, the Employer shall contribute to the Plan:

a.
The amount of the total salary reduction of all Participants made pursuant to Section 4.2 (a) of the Plan document, which amount shall be deemed an employee’s elective contribution. Each participant may elect to defer from 1% to 50% of his/her eligible compensation which is received in the Plan year subject to IRS maximum limits. For new participants, this election is applied to their compensation as soon as administratively feasible following receipt of their election. A participant may modify their election, which is applied to compensation as soon as administratively feasible on the first or second payroll of the month following the election date.

b.
On behalf of each participant who is eligible to share in matching contributions for the Plan year, the Employer may make a discretionary matching contribution to the Plan. The amount of matching contribution is a percentage of the pre-tax contributions to the Plan. The matching contribution percentage is determined by the Employer, in its sole discretion. The Employer may modify this percentage, as it deems necessary. For the Plan years 2015 and 2014, the employer matching contribution was equal to 50% of employee deferrals, to a maximum of 3% of eligible compensation. The match is paid in cash and invested per employee direction. The timing of the discretionary matching contribution is also at the discretion of the Employer. For Plan years 2015 and 2014, the employer matching contribution was paid according to the payroll schedule. The Plan did not make discretionary profit-sharing employer contributions for the years ended December 31, 2015 and 2014.

c.
The Plan may make a qualified non-elective contribution each Plan year to certain non-highly paid employees. The Plan did not make a qualified non-elective contribution for the years ended December 31, 2015 and 2014.

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

d.	The Employer shall contribute to the Plan the amount necessary to provide the top-heavy minimum contribution.
The amount by which compensation is reduced shall be that participant’s deferred compensation, to be treated as an employee contribution and allocated to that participant’s elective deferral account.
The total deferral in any taxable year may not exceed a dollar limit, which is set by law. The limit was $18,000 and $17,500 in 2015 and 2014, respectively. Individuals age 50 or over were allowed to make additional catch-up contributions of $6,000 and $5,500 in 2015 and 2014, respectively.

A participant has, at all times, a vested and nonforfeitable right to the entire balance of employee contributions in his/her election account. A participant will have a 100% vested interest in the Employer’s matching and non-elective employer contributions following the completion of four full years of service with the Employer, upon attainment of age 65, or upon death or permanent and total disability.
Participants who have completed less than four years are entitled to a percentage of the Employer’s contributions on the basis of full years of service in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
Less than two years	0%
Two years	50%
Three years	75%
Four or more years	100%
Employees that were previously covered by the Legacy Sterling Bancorp/Sterling National Bank 401(k) plan vested in employer matching and discretionary contributions ratably over three years. Participants in the Plan, who had three years of service as of January 1, 2015 in the Legacy Sterling Bancorp/Sterling National Bank 401(k) plan continue to measure vesting service under the Legacy Sterling Bancorp/Sterling National Bank 401(k) plan vesting schedule.
Each participant shall direct the trustee as to the investment of the entire interest in his/her aggregate account. The administrator shall provide mutual funds, pooled separate accounts, investment contracts or securities of the Employer’s parent for such investments and establish procedures to be applied in a uniform nondiscriminatory manner for participants to direct the trustee in writing to invest their aggregate account. The aggregate account of each participant so directed will be considered a directed investment account.
Each participant’s account is credited with the participant’s contributions and an allocation of, (a) the Employer’s contribution (b) applicable investment fund earnings and is charged with withdrawals, and an allocation of administrative expenses, Plan losses and any adjustments. Allocations are based on participant earnings or account balances, as defined.
Normal retirement date – the first day of the month coinciding with or the next following the participant’s normal retirement age (65th birthday). A participant shall become fully vested in his/her account upon attaining his/her normal retirement age.
Upon termination of service, at the election of the terminated employee, the administrator will direct the trustee to distribute the vested benefit due. If the vested benefit exceeds $5,000, the participant must submit a written or online consent before any distribution is made. Lump sums of $5,000 or less are allowed and may be mandated by the Employer without participant consent. A participant may withdraw his or her vested account balance on their retirement date, or make withdrawals based on hardship, death, disability, loans, and termination of employment, as defined in the Plan agreement.

When participation in the Plan terminates for any reason other than death, the participant’s vested account balance, as defined in the Plan agreement, shall be distributed to such participant. When participation in the Plan is terminated by reason of death, the participant’s entire account balance, as defined in the Plan agreement, shall be distributable to his or her designated beneficiary or executor. Distributions may be elected to be made in a lump sum, fixed period annuity, fixed period installment, or fixed payment installment option. The portion of a participant’s vested account that is held in the Employer Securities Fund may be distributed in kind.
Notes Receivable from Participants – Participants are permitted to obtain loans from the Plan in an amount of up to 50% of the net value of their vested balance, subject to a minimum of $1,000 and a maximum of $50,000. Loan terms cannot exceed five

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

years. Principal and interest are paid ratably through payroll deductions. A loan is in default if the employee fails to make installment payments. This defaulted loan becomes a deemed distribution of the Plan. Deemed distributions were $100,191 and $100,892 for Plan years 2015 and 2014, respectively. Loans become due and immediately payable upon an employee’s termination of employment. A participant may not have more than one note outstanding at a time except for those loans grandfathered in from the merged Provident plan. Loans that are not fully repaid within 60 days of termination are classified as deemed distributions.
Forfeited balance of terminated participants’ non-vested accounts are used to reduce the Plan’s administrative expenses or future Company contributions as further defined by the Plan.
Accounting fees and other administrative services are paid by the Plan trust from the forfeiture accounts, if available. For Plan years 2015 and 2014 forfeiture activity consisted of:

	2015	2014
Beginning Balance	$227,813	$167,369
Forfeitures of non-vested employer contributions	176,687	137,832
Used for Employer contributions	(105,846)	(62,706)
Used for audit fees and administrative services	(57,967)	(26,665)
Miscellaneous	6,718	—
Gains	4,938	11,983
Ending Balance	$252,343	$227,813

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Notes Receivable from Participants
Loans to participants are reported at their unpaid balance plus any accrued but unpaid interest with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.
Investment Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Fully Benefit-Responsive Investment Contracts
While Plan investments are presented at fair value in the statements of net assets available for plan benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for plan benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in a fully benefit-responsive contract. No adjustment from fair

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

value to contract value as presented in the statement of net assets available for plan benefits as of December 31, 2015 and 2014, since fair value has been determined to approximate contract value.

Payment of Benefits
Benefits are recorded when paid.
Expenses
The daily operation expenses of maintaining the Plan are paid by the Plan, and are reflected in the financial statements as administrative expenses of the Plan. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are directly paid by the Employer or through Plan forfeitures.
Fair Value
In determining the fair value of securities held in the Plan that are listed on a registered stock exchange, the administrator shall direct the trustee to value the same at the prices they were last traded on such exchange preceding the close of business on the “valuation date.” For such securities that were not traded on the “valuation date,” or if the exchange on which they are traded was not open for business on the “valuation date,” then the securities shall be valued at the prices at which they were last traded prior to the “valuation date.” The guaranteed fixed income investment contract with Principal Life Insurance Company (“Principal Life”), an affiliate of Principal Financial Group (“Principal”) is presented at contract value, which approximates fair value.
Recent Accounting Pronouncements

In May 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent) (“ASU 2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The Plan’s managing committee is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 062), and Health and Welfare benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan INvestment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II are effective for Plan years beginning January 1, 2016 and should be applied retrospectively, with early application permitted. Part III is effective for Plan years beginning January 1, 2016 and should be applied prospectively, with early application permitted. The Plan’s managing committee is currently evaluating the impact of the pending adoption of ASU 2015-12 on the Plan’s financial statements.

Subsequent Events

The Plan has evaluated subsequent events through June 27, 2016 the date the financial statements were available to be issued.

3.	PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain administrative functions are performed by officers or employees of the Employer. No such officer or employee receives compensation from the Plan. Some administrative expenses of the Plan are paid directly by the Employer. The Plan holds mutual funds managed by Principal, pooled separate accounts of Principal Life, and a guaranteed investment contract with Principal Life. Principal is the Plan’s trustee and record keeper and, therefore, these transactions and the Plan’s payment of trustee fees, record keeping fees, and investment management fees to Principal and Principal Life qualify as party-in-interest transactions. The Plan also holds shares of Sterling Bancorp common stock (Note 5), and recognized dividend income of $241,550 and $176,955 during 2015 and 2014, respectively, from this related party investment. Notes receivable from participants also reflect party-in-interest transactions.

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

4.	INVESTMENTS
As of December 31, 2015 and 2014 the Plan’s investments are in mutual funds, pooled separate accounts, a guaranteed fixed income investment contract and the common stock of the Employer’s parent company held in an account with Principal. Principal is the Plan’s directed trustee, the Plan’s record keeper, and third-party administrator. The Sterling National Bank 401(k) and Pension Committee, comprised of members of management of the Employer, assume the Plan’s fiduciary responsibilities. To assist with this responsibility, the Sterling National Bank 401(k) and Pension Committee engage an independent investment advisor to review and monitor the investment funds performance and suggest changes to the Plan’s investment alternatives. Detailed trust performance monitoring reports are reviewed quarterly and committee meetings are held quarterly or more frequently as needed with Principal and the Plan’s independent investment advisor.

The following table presents investments that represent 5% or more of the Plan’s net assets available for plan benefits:

	2015	2014
American Century One Choice 2020 Institutional Fund	$6,770,188	$3,089,984
American Century One Choice 2030 Institutional Fund	7,141,908	3,506,226
American Century One Choice 2040 Institutional Fund	5,316,674	2,351,105
Principal LargeCap S&P 500 Index SA-I5	6,888,356	3,743,580
Principal Life Insurance Fixed Income Option 401 a/k	11,136,390	4,783,563
Sterling Bancorp Common Stock (843,210 and 585,523 shares, respectively)	13,676,874	8,419,824
During 2015 and 2014, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value by $328,330 and $2,453,181 as follows:

	2015	2014
Mutual funds	$(1,405,730)	$1,294,342
Pooled separate accounts	36,260	606,326
Employer securities	1,697,800	552,513
	$328,330	$2,453,181

5.	FAIR VALUE MEASUREMENT
The Plan’s investments are reported at fair value in the accompanying statements of net assets available for plan benefits. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ASC 820, Fair Value Measurements and Disclosure, establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, and Level 3 inputs are unobservable and have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full-term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Sterling Bancorp (“STL”) common stock: Valued at the closing price reported on the New York Stock Exchange (Level 1 inputs).

Mutual funds: The fair value of mutual fund investments are determined by obtaining quotes prices on nationally recognized exchanges (Level 1 inputs).

Pooled separate accounts: Fair values of shares of units of participation in pooled separate accounts are based upon the net asset values of the funds reported by the fund managers as of the Plan’s financial statement dates and recent transaction prices (Level 2 inputs). The investment strategies of these pooled separate accounts are consistent with each of the benchmarks identified in the name of the fund. Assets allocated to these pooled separate accounts can include, but are not limited to, stocks (both domestic and foreign), bonds, and mutual funds. Each pooled separate account provides for daily redemptions by the Plan with no advance notice requirements, and has redemption prices that are determined by the fund’s net asset value per unit. While some pooled separate accounts may have publicly quoted pricing inputs (Level 1), the units of separate accounts are not publicly quoted and are therefore classified as Level 2 investments.

Guaranteed investment contract with Insurance Company: As of December 31, 2015 and 2014, the contract is valued at contract value, which approximates fair value as the terms of the contract prohibit the transfer or assignment of rights under the contract and provide for all distributions at contract value, frequent re-settling of contractual interest rates based on market conditions, no significant liquidity restrictions and no defined maturities (Level 3 inputs). In addition, management has determined that no adjustment from contract value is required for credit quality considerations. For further information see Note 6.

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

Fair values of assets measured on a recurring basis at December 31, 2015, were as follows:

	Fair value	Level 1	Level 2	Level 3
Mutual funds:
Large US equity	$6,780,975	$6,780,975	$—	$—
Small/mid US equity	5,503,025	5,503,025	—	—
Real estate	1,412,069	1,412,069	—	—
International equity	3,567,387	3,567,387	—	—
Fixed income	4,032,619	4,032,619	—	—
Balanced/Asset allocation	25,540,586	25,540,586	—	—
Total Mutual Funds	46,836,661	46,836,661	—	—
Pooled separate accounts:
LargeCap S&P 500	6,888,356	—	6,888,356	—
MidCap S&P 400	3,059,753	—	3,059,753	—
SmallCap S&P 600	1,092,684	—	1,092,684	—
Total Pooled Separate Accounts	11,040,793	—	11,040,793	—
Guaranteed investment contract with Insurance Company	11,136,390	—	—	11,136,390
Sterling Bancorp common stock	13,676,874	13,676,874	—	—
Total assets at fair value	$82,690,718	$60,513,535	$11,040,793	$11,136,390
There were no transfers between Level 1 and Level 2 during 2015 and 2014.
Fair values of assets measured on a recurring basis at December 31, 2014, were as follows:

	Fair value	Level 1	Level 2	Level 3
Mutual funds:
Large US equity	$1,752,616	$1,752,616	$—	$—
Small/mid US equity	3,615,165	3,615,165	—	—
Real estate	1,156,448	1,156,448	—	—
International equity	3,032,043	3,032,043	—	—
Fixed income	1,898,256	1,898,256	—	—
Balanced/Asset allocation	11,805,005	11,805,005	—	—
Total Mutual Funds	23,259,533	23,259,533	—	—
Pooled separate accounts:
LargeCap S&P 500	3,743,580	—	3,743,580	—
MidCap S&P 400	1,741,520	—	1,741,520	—
SmallCap S&P 600	472,042	—	472,042	—
Total Pooled Separate Accounts	5,957,142	—	5,957,142	—
Guaranteed investment contract with Insurance Company	4,783,563	—	—	4,783,563
Sterling Bancorp common stock	8,419,824	8,419,824	—	—
Total assets at fair value	$42,420,062	$31,679,357	$5,957,142	$4,783,563

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

Level 3 summary of changes - The tables below set forth a summary of changes in fair value of the Plan’s Level 3 assets for the years ended December 31, 2015 and 2014.

Level 3 assets for the year ended December 31, 2015	Guaranteed Investment Contract
Balance, January 1, 2015	$4,783,563
Interest income on investment contracts held at end of year	175,217
Purchases	8,420,115
Redemptions	(2,242,505)
Balance, December 31, 2015	$11,136,390

Level 3 assets for the year ended December 31, 2015
Balance, January 1, 2014	$5,698,513
Interest income on investment contracts held at end of year	106,180
Purchases	295,602
Redemptions	(1,316,732)
Balance, December 31, 2014	$4,783,563

For the years ended December 31, 2015 and 2014 there were no significant transfers in or out of Levels 1, 2, or 3.
The Plan’s policy is to recognize transfers between hierarchy measurement levels as of the date of the event or change in circumstances that caused the transfer.

6.	GUARANTEED INVESTMENT CONTRACT WITH INSURANCE COMPANY
The Plan entered into a benefit-responsive guaranteed investment contract (Principal Fixed Income Option (PFIO)) with Principal Life. Principal Life maintains the contributions in a general account. The account is credited with earnings based on the specified crediting rate and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. As of December 31, 2015 and 2014, the guaranteed investment contract is presented on the face of the statements of net assets available for plan benefits at contract value, which approximates fair value.
Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Participants may ordinarily direct the withdrawals or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a semi-annual basis for resetting.
Certain events limit the Plan’s ability to transact at contract value with Principal. Such events include the following: (a) amendments to the Plan document, (b) changes to the Plan’s prohibition on completing investment options or deletion of equity wash provisions, (c) bankruptcy of the Plan Sponsor or other Plan Sponsor events that cause a significant withdrawal from the Plan, (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, or (e) the Plan level liquidation of the investment with the Plan Sponsor’s request of irrevocable advance prior to the twelve (12) month delay for such payment, which would be subject to a 5% surrender fee.   By definition, the PFIO is an investment contract. As a result, the Plan may transact according to the terms defined in the contract at any time. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with Plan participants, is probable.
The guaranteed investment contract does not permit Principal Life to terminate the agreement prior to the date when both no current deposit arrangements have been made between the Plan and Principal and there are no Guaranteed Investment Funds with a value greater than zero under this contract.

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

Under the terms of the contract, the crediting rate is currently reset on a semiannual basis. Changes in future interest crediting rates will not affect the amounts reported on the statement of net assets available for plan benefits representing the adjustment for the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value as fair value was considered book value as of December 31, 2015 and 2014.
The PFIO is a single group annuity contract with a specified rate of interest reset on a semi-annual basis. As a result, the average yield earned by the Plan is the yield earned (i.e. interest credited) on the group annuity contract. The interest rate history for the contract is as follows:

Time Period	Interest Rate
January 1, 2015- June 30, 2015	2.00%
July 1, 2015-December 31, 2015	1.80%
January 1, 2014- June 30, 2014	2.05%
July 1, 2014-December 31, 2014	2.00%

Average Yields:	2015	2014
Based on annualized earnings (1)	1.80%	2.00%
Based on interest rate credited to participants (2)	1.80%	2.00%

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the contract investment on the same date.

(2) Computed by dividing the annualized one-day earning credited to participants on the last day of the plan year by the fair value of the contract investment on the same date.

7.	INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Employer by a letter dated March 6, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.
US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014 there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

8.	TERMINATION
Although Management has not expressed the intent to do so, the Employer has the right to under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, all employer contributions and earnings thereon to the participants’ accounts become 100% vested.

9.	RISKS AND UNCERTAINTIES
The Plan invests in various investments. Investments are exposed to various risks such as interest, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in values of investments will occur in the near term and

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.
Users of these financial statements should be aware that the financial markets’ volatility may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2015 may not necessarily be indicative of amounts that could be realized in a current market exchange.

10.	DELINQUENT PARTICIPANT CONTRIBUTIONS
The contributing employer failed to timely remit voluntary employee contributions to the Plan totaling $12,460 for the year ended December 31, 2015. The Plan has notified the employer that they may be liable for an excise tax on this delinquent amount.

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of amounts appearing in the accompanying financial statements to amounts appearing on the 2015 Form 5500:

Reconciliation of Employer Contributions
Amount per page 4 of the financial statements:
Employer Contributions	$1,712,764
Adjustment to employer contributions due to prior year application of forfeitures	6,102	(a)
Amount per Form 5500, Schedule H, Part II, Item 2a(1)(A)	$1,718,866

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

Reconciliation of Interest
Amount per page 4 of the financial statements:
Interest	$229,943
Change in accrued interest income on prior year defaulted loans	413	(b)
Amount per Form 5500, Schedule H, Part II, Item 2b(1)(G)	$230,356

Reconciliation of Net appreciation in fair value of investments
Amount per page 4 of the financial statements:
Net appreciation in fair value of investments	$328,330
Amount per Form 5500, Schedule H, Part II:
Item 2b(4)(C)	$(70,157)
Item 2b(5)(C)	1,767,857
Item 2b(7)	36,259
Item 2b(10)	(1,405,629)
	$328,330

Reconciliation of Benefit payments
Amount per Form 5500, Schedule H, Part II:
Item 2e(4)	$13,810,646
Item 2f	10,425
Item 2g	100,191
Amount per page 4 of the financial statements:
Benefits paid	$13,921,262

Reconciliation of Net increase
Increase in net assets available for plan benefits per the financial statements	$41,092,778
Adjustment to employer contributions due to prior year application of forfeitures	6,102	(a)
Change in accrued interest income on prior year defaulted loans	413	(b)
Net income per Form 5500 (including transfers)	$41,099,293

STERLING NATIONAL BANK 401(K) AND PROFIT SHARING PLAN
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Form 5500, Schedule H, Line 4(a)
E.I.N. 13-1726107
Plan No. 002

Identity of Party Involved	Relationship of Plan, Employer or Other Party-in-interest	Participants’ Contributions Transferred Late to the Plan	Total that Constitute Non-Exempt Prohibited Transactions
Sterling Bancorp / Sterling National Bank	Contributing Employer	$12,460	$12,460

STERLING NATIONAL BANK 401(K) AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

Plan Sponsor:                 Sterling National Bank
Employer Identification Number:         13-1726107
Plan Number:                 4-54551

(a)	(b) Identify issuer, Borrower, Lessor, or similar party	(c) Description of Investment, Including Maturity Rate, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value
		Common Stock
*	Sterling Bancorp	Common Stock 843,210 shares	#	$13,676,874
		Mutual Funds
	American Beacon	American Beacon Large Cap Value Investor Fund	#	3,091,602
	American Century Investments	American Century Growth Institutional Fund	#	3,689,373
	American Century Investments	American Century One Choice Income Institutional Fund	#	3,502,862
	American Century Investments	American Century One Choice 2020 Institutional Fund	#	6,770,188
	American Century Investments	American Century One Choice 2030 Institutional Fund	#	7,141,908
	American Century Investments	American Century One Choice 2040 Institutional Fund	#	5,316,674
	American Century Investments	American Century One Choice 2050 Institutional Fund	#	2,808,954
	Eagle Financial Services, Inc.	Eagle Small Cap Growth A Fund	#	1,813,285
	Goldman Sachs	Goldman Sachs Small Cap Value A Fund	#	898,861
*	Goldman Sachs	Goldman MidCap Value I Institutional Fund	#	1,335,415
	Hartford Mutual Funds	Hartford Small Company R5 Fund	#	1,455,464
	JP Morgan Investment Mgmt Inc	JP Morgan Core Bond Select Fund	#	1,843,510
*	Mellon Capital Management	Mellon Capital Bond Market Index Institutional Fund	#	2,189,109
*	Principal Funds Inc.	Principal Diversified International Institutional Fund	#	3,567,387
*	Principal Funds Inc.	Principal Real Estate Securities Institutional Fund	#	1,412,069
	Sub-total			46,836,661
		Pooled Separate Accounts
*	Principal Life Insurance Company	Principal LargeCap S&P 500 Index SA-I5	#	6,888,356
*	Principal Life Insurance Company	Principal MidCap S&P 400 Index SA-I5	#	3,059,753
*	Principal Life Insurance Company	Principal SMCap S&P 600 Index SA-I5	#	1,092,684
	Sub-total			11,040,793
		Investment Contract
*	Principal Life Insurance Company	Guaranteed Income Fund Agreement No: 454551	#	11,136,390
		Notes Receivable from Participants
*		Notes receivable from participants rates of 4.25% to 8.50% with varying maturities through February 2036	#	1,313,699
	Total			$84,004,417

*	A party-in-interest, as defined by ERISA.
#	Investments are participant directed and therefore cost information is not presented.

Table of contents

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN

Date: June 27, 2016	By:	/s/ Luis Massiani
	Name:	Luis Massiani
	Title:	Senior Executive Vice President and Chief Financial Officer